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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO
(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or
13(e)(1) of the Securities Exchange Act of 1934

GLEACHER & COMPANY, INC.
(Name of Issuer)

Gleacher & Company, Inc. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.01 Par Value
(Title of Class of Securities)

377341102
(CUSIP Number of Class of Securities)

Patricia Arciero-Craig
General Counsel and Secretary
1290 Avenue of the Americas
New York, New York 10104
(212) 273-7100
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copy to:

Nicholas G. Demmo, Esq.
Wachtell, Lipton, Rosen, & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$8,100,000	$940.41

*
Calculated solely for the purpose of determining the amount of the filing fee. Pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, the Transaction Value was calculated assuming that 6 million outstanding shares of Common Stock, par value $0.01, are being purchased at the maximum possible tender offer price of $1.35 per share.

**
The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.00011610.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,799.55

Form of Registration No.:	Schedule TO

Filing Party:	Gleacher & Company, Inc.

Date Filed:	September 14, 2011
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1

☒
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

 INTRODUCTION

        This Amendment No. 3 (this "Amendment No. 3") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "SEC") on September 14, 2011 and amended by Amendment No. 1 filed with the SEC on October 3, 2011 and by Amendment No. 2 filed with the SEC on November 3, 2011 (as amended, the "Schedule TO") by Gleacher & Company, Inc., a Delaware corporation (the "Company"). The Schedule TO relates to the tender offer by the Company to purchase up to 6 million shares of its common stock, $0.01 par value per share (the "shares"), or such lesser number of shares as are properly tendered and not properly withdrawn, at a price per share of not less than $1.25 and not more than $1.35, net to the seller in cash, without interest and subject to any applicable withholding taxes. The Company's offer is being made upon the terms and subject to the conditions set forth in the original Offer to Purchase, dated September 14, 2011 (the "Original Offer to Purchase"), as amended and supplemented by the supplement to the Offer to Purchase, dated November 8, 2011 and filed herewith as Exhibit (a)(1)(H) (the "Supplement to the Offer to Purchase" and, together with the Original Offer to Purchase, as may be further amended or supplemented from time to time, the "Offer to Purchase") and in the accompanying amended Letter of Transmittal filed herewith as Exhibit (a)(1)(I) (as may be further amended or supplemented from time to time, the "Amended Letter of Transmittal"), which collectively, as each may be amended or supplemented from time to time, constitute the "Tender Offer."

        All information in the Tender Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended, supplemented or superseded by the exhibits filed herewith.

Items 1 through 11.

        Items 1 through 11 of the Schedule TO are hereby amended and supplemented by the information set forth in the Supplement to the Offer to Purchase, dated November 8, 2011 and filed herewith as Exhibit (a)(1)(H), which is incorporated by reference herein.

        On November 8, 2011, the Company issued a press release announcing the mailing of amended and supplemented materials relating to the Tender Offer to its stockholders and informing stockholders that they will need to re-tender their shares by the Expiration Date if they wish to participate in the Tender Offer, as further described in the Offer to Purchase, Amended Letter of Transmittal and other related materials filed herewith. A copy of the press release is filed as Exhibit (a)(5)(C) and is incorporated by reference herein.

        The Amended Current Report on Form 8-K/A, filed by the Company with the SEC on October 27, 2011, is incorporated herein by reference.

Item 12.    Exhibits

        Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit to the exhibit index:

(a)(1)(H)	Supplement to the Offer to Purchase, dated November 8, 2011.
(a)(1)(I)	Amended Letter of Transmittal.
(a)(1)(J)	Amended Notice of Guaranteed Delivery.
(a)(1)(K)	Amended letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 8, 2011.
(a)(1)(L)	Amended letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated November 8, 2011.

(a)(1)(M)	Amended letter from Standard Retirement Services to participants in the Gleacher & Company Securities, Inc. Employees' Retirement and Savings Plan who hold shares in the legacy Gleacher & Company, Inc. Fund through the trustee of the plan, dated November 8, 2011.
(a)(1)(N)
Amended direction form for participants in the Gleacher & Company Securities, Inc. Employees' Retirement and Savings Plan who hold shares in the legacy Gleacher & Company, Inc. Fund through the trustee of the plan.
(a)(5)(C)	Press Release, dated November 8, 2011.

2

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLEACHER & COMPANY, INC.
By:	/s/ THOMAS J. HUGHES
Name: Thomas J. Hughes
Title: Chief Executive Officer

Dated: November 8, 2011

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated September 14, 2011.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated September 14, 2011.
(a)(1)(E)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated September 14, 2011
(a)(1)(F)*
Letter from Standard Retirement Services to participants in the Gleacher & Company Securities, Inc. Employees' Retirement and Savings Plan who hold shares in the legacy Gleacher & Company, Inc. Fund through the trustee of the plan, dated September 14, 2011.
(a)(1)(G)*
Direction form for participants in the Gleacher & Company Securities, Inc. Employees' Retirement and Savings Plan who hold shares in the legacy Gleacher & Company, Inc. Fund through the trustee of the plan.
(a)(1)(H)	Supplement to the Offer to Purchase, dated November 8, 2011.
(a)(1)(I)	Amended Letter of Transmittal.
(a)(1)(J)	Amended Notice of Guaranteed Delivery.
(a)(1)(K)	Amended letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 8, 2011.
(a)(1)(L)	Amended letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated November 8, 2011.
(a)(1)(M)
Amended letter from Standard Retirement Services to participants in the Gleacher & Company Securities, Inc. Employees' Retirement and Savings Plan who hold shares in the legacy Gleacher & Company, Inc. Fund through the trustee of the plan, dated November 8, 2011.
(a)(1)(N)
Amended direction form for participants in the Gleacher & Company Securities, Inc. Employees' Retirement and Savings Plan who hold shares in the legacy Gleacher & Company, Inc. Fund through the trustee of the plan.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)*	Press Release, dated September 14, 2011.
(a)(5)(B)**	Press Release, dated November 3, 2011.
(a)(5)(C)	Press Release, dated November 8, 2011
(b)(1)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of March 2, 2009, among Broadpoint Securities Group, Inc., Magnolia Advisory LLC, Gleacher Partners Inc., certain stockholders of Gleacher Partners Inc. and each of the holders of interests in Gleacher Holdings LLC (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 4, 2009).

Exhibit No.	Description
(d)(2)	Registration Rights Agreement, dated as of June 5, 2009, between Broadpoint Securities Group, Inc. and Eric J. Gleacher (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 8, 2009).
(d)(3)
Registration Rights Agreement, dated as of September 21, 2007, by and among First Albany Companies Inc., MatlinPatterson FA Acquisition LLC, Robert M. Tirschwell and Robert M. Fine (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed September 27, 2007 and incorporated herein by reference).
(d)(4)
Amendment No. 1 to Registration Rights Agreement dated as of March 4, 2008 by and among the Company, MatlinPatterson FA Acquisition LLC, Robert M. Tirschwell and Robert M. Fine (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed March 6, 2008 and incorporated herein by reference).
(d)(5)
First Albany Companies Inc. 2005 Deferred Compensation Plan for Key Employees effective January 1, 2005 (filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).
(d)(6)	First Albany Companies Inc. 1999 Long-Term Incentive Plan, as amended (filed as Exhibit 10.2 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).
(d)(7)
Broadpoint Securities Group, Inc. Senior Management Bonus Plan effective January 1, 2008 (filed as Exhibit B to the Company's Proxy Statement on Schedule 14A filed April 28, 2008 and incorporated herein by reference).
(d)(8)
First Albany Companies Inc. 2001 Long Term Incentive Plan dated October 18, 2001 (filed as Exhibit 99.A to the Company's Registration Statement on form S-8 filed July 31, 2002 (File No. 333-97467) and incorporated herein by reference).
(d)(9)
First Albany Companies Inc. 2005 Deferred Compensation Plan for Professional and Other Highly Compensated Employees effective January 1, 2005 (filed as Exhibit 4(f) to the Company's Registration Statement on Form S-8 filed January 10, 2005 (File No. 333-121928) and incorporated herein by reference).
(d)(10)
Restricted Share Award Agreement dated June 30, 2006 between First Albany Companies Inc. and Peter McNierney (filed as Exhibit 10.6 to the Company's Annual Report on Form 10-K filed March 15, 2011 and incorporated herein by reference).
(d)(11)
Form of Restricted Stock Agreement pursuant to the Gleacher & Company, Inc. 2003 Non-Employee Directors' Stock Plan (filed as Exhibit 10.7 to the Company's Annual Report on Form 10-K filed March 15, 2011 and incorporated herein by reference).
(d)(12)
Form of Restricted Stock Unit Agreement pursuant to the 2007 Incentive Compensation Plan (filed as Exhibit 10.5 to the Company's Current Report on Form 8-K filed September 27, 2007 and incorporated herein by reference).
(d)(13)
2007 Incentive Compensation Plan Restricted Stock Units Agreement dated as of March 4, 2008 between the Company and Lee Fensterstock (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed March 6, 2008 and incorporated herein by reference).
(d)(14)	Restricted Stock Unit Agreement between the Company and Robert Turner (filed as Exhibit 10.17 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).
(d)(15)
Description of Non-Employee Director Compensation As Set By Board of Directors—Effective September 21, 2007, (filed as Exhibit 10.69 to the Company's Annual Report on Form 10-K filed March 28, 2008 and incorporated herein by reference).

Exhibit No.	Description
(d)(16)	Non-Compete and Non-Solicit Agreement dated as of September 21, 2007 by and between First Albany Companies, Inc. and Patricia Arciero-Craig (filed as Exhibit 10.70 to the Company's Annual Report on Form 10-K filed March 28, 2008 and incorporated herein by reference).
(d)(17)
Addendum to Non-Compete and Non-Solicit Agreement dated as of September 21, 2007 by and between First Albany Companies, Inc. and Patricia Arciero-Craig (filed as Exhibit 10.71 to the Company's Annual Report on Form 10-K filed March 28, 2008 and incorporated herein by reference).
(d)(18)
Preferred Stock Purchase Agreement with Mast Credit Opportunities I Master Fund Limited by and between Broadpoint Securities Group, Inc. and Mast Credit Opportunities I Master Fund Limited dated June 27, 2008 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 1, 2008 and incorporated herein by reference).
(d)(19)
Common Stock Purchase Warrant, by and between Broadpoint Securities Group, Inc. and Mast Credit Opportunities I Master Fund Limited dated June 27, 2008 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed July 1, 2008 and incorporated herein by reference).
(d)(20)
Registration Rights Agreement, by and between Broadpoint Securities Group, Inc. and Mast Credit Opportunities I Master Fund Limited dated June 27, 2008 (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed July 1, 2008 and incorporated herein by reference).
(d)(21)
Preemptive Rights Agreement, by and between Broadpoint Securities Group, Inc. and Mast Credit Opportunities I Master Fund Limited dated June 27, 2008 (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed July 1, 2008 and incorporated herein by reference).
(d)(22)
Restricted Stock Unit Agreement dated June 30, 2008 by and between Broadpoint Securities Group, Inc. and Peter McNierney (filed as Exhibit 10.84 to the Company's Quarterly Report on Form 10-Q filed August 14, 2008 and incorporated herein by reference).
(d)(23)
Restricted Stock Unit Agreement dated June 30, 2008 by and between Broadpoint Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.85 to the Company's Quarterly Report on Form 10-Q filed August 14, 2008 and incorporated herein by reference).
(d)(24)
Stock Purchase Agreement by and among Broadpoint Securities Group, Inc., American Technology Research Holdings, Inc., Richard J. Prati, Curtis L. Snyder, Richard Brown, Robert Sanderson and Bradley Gastwirth, dated as of September 2, 2008 (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed September 5, 2008 and incorporated herein by reference).
(d)(25)
Non-Compete and Non-Solicit Agreement dated as of March 2, 2009 by and between Broadpoint Securities Group, Inc. and Eric Gleacher (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed March 4, 2009 and incorporated herein by reference).
(d)(26)
Employment Agreement dated as of March 2, 2009 by and between Broadpoint Securities Group, Inc. and Eric Gleacher (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed March 4, 2009 and incorporated herein by reference).
(d)(27)
Stock Option Agreement ($3.00 exercise price) dated December 18, 2008 by and between Broadpoint Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.75 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).

Exhibit No.	Description
(d)(28)	Stock Option Agreement ($4.00 exercise price) dated December 18, 2008 by and between Broadpoint Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.76 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(29)
Stock Option Agreement ($3.00 exercise price) dated December 18, 2008 by and between Broadpoint Securities Group, Inc. and Peter McNierney (filed as Exhibit 10.77 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(30)
Stock Option Agreement ($4.00 exercise price) dated December 18, 2008 by and between Broadpoint Securities Group, Inc. and Peter McNierney (filed as Exhibit 10.78 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(31)
Restricted Stock Units Agreement dated January 1, 2009 by and between Broadpoint Securities Group, Inc. and Peter McNierney (filed as Exhibit 10.79 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(32)
Restricted Stock Units Agreement dated January 1, 2009 by and between Broadpoint Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.80 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(33)
Restricted Stock Units Agreement dated February 13, 2009 by and between Broadpoint Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.81 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(34)
Restricted Stock Units Agreement dated February 13, 2009 by and between Broadpoint Securities Group, Inc. and Peter McNierney (filed as Exhibit 10.82 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(35)
Restricted Stock Units Agreement dated February 13, 2009 by and between Broadpoint Securities Group, Inc. and Robert Turner (filed as Exhibit 10.83 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(36)
Restricted Stock Units Agreement dated February 13, 2009 by and between Broadpoint Securities Group, Inc. and Patricia Arciero-Craig (filed as Exhibit 10.84 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(37)
Trade Name and Trademark Agreement, dated June 5, 2009 by and among Broadpoint Securities Group, Inc., Eric J. Gleacher and certain other parties thereto (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed June 8, 2009 and incorporated herein by reference).
(d)(38)
Amended and Restated Broadpoint Gleacher Securities Group, Inc. 2003 Non-Employee Directors Stock Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 22, 2009 and incorporated herein by reference).
(d)(39)
Amended and Restated Broadpoint Gleacher Securities Group, Inc. 2007 Incentive Compensation Plan (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed June 22, 2009 and incorporated herein by reference).
(d)(40)
Form of 2003 Non-Employee Directors Stock Plan Restricted Stock Agreement (filed as Exhibit 10.89 to the Company's Quarterly Report on Form 10-Q filed August 14, 2009 and incorporated herein by reference).
(d)(41)
Form of 2003 Non-Employee Directors Stock Plan Stock Option Agreement (filed as Exhibit 10.90 to the Company's Quarterly Report on Form 10-Q filed August 14, 2009 and incorporated herein by reference).

Exhibit No.	Description
(d)(42)	Restricted Stock Units Agreement dated June 30, 2009 by and between Broadpoint Gleacher Securities Group, Inc. and Peter McNierney (filed as Exhibit 10.91 to the Company's Quarterly Report on Form 10-Q filed August 14, 2009 and incorporated herein by reference).
(d)(43)
Restricted Stock Units Agreement dated June 30, 2009 by and between Broadpoint Gleacher Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.92 to the Company's Quarterly Report on Form 10-Q filed August 14, 2009 and incorporated herein by reference).
(d)(44)
Restricted Stock Units Agreement dated August 21, 2009 by and between Broadpoint Gleacher Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed August 27, 2009 and incorporated herein by reference).
(d)(45)
Letter Agreement between Broadpoint Gleacher Securities Group, Inc. and Lee Fensterstock dated February 21, 2010 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 22, 2010).
(d)(46)
Restricted Stock Units Agreement dated January 1, 2010 by and between Broadpoint Gleacher Securities Group, Inc. and Peter McNierney (filed as Exhibit 10.57 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).
(d)(47)
Restricted Stock Units Agreement dated January 1, 2010 by and between Broadpoint Gleacher Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.58 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).
(d)(48)
Restricted Stock Units Agreement dated February 11, 2010 by and between Broadpoint Gleacher Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.59 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).
(d)(49)
Restricted Stock Units Agreement dated February 11, 2010 by and between Broadpoint Gleacher Securities Group, Inc. and Peter McNierney (filed as Exhibit 10.60 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).
(d)(50)
Restricted Stock Units Agreement dated February 11, 2010 by and between Broadpoint Gleacher Securities Group, Inc. and Robert Turner (filed as Exhibit 10.61 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).
(d)(51)
Restricted Stock Units Agreement dated February 11, 2010 by and between Broadpoint Gleacher Securities Group, Inc. and Patricia Arciero-Craig (filed as Exhibit 10.62 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).
(d)(52)
Letter Agreement between Broadpoint Gleacher Securities Group, Inc. and Robert Turner dated March 31, 2010 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 31, 2010 and incorporated herein by reference).
(d)(53)
Letter Agreement, dated September 21, 2010, by and between Gleacher & Company, Inc. and Peter J. McNierney (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 24, 2010 and incorporated herein by reference).
(d)(54)
Letter Agreement, dated October 27, 2010, by and between Gleacher & Company, Inc. and Eric J. Gleacher (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed October 28, 2010 and incorporated herein by reference).

Exhibit No.	Description
(d)(55)	Stock Option Agreement (1,350,000 shares) dated November 10, 2010 by and between Gleacher & Company, Inc. and Peter J. McNierney (filed as Exhibit 10.67 to the Company's Annual Report on Form 10-K filed March 15, 2011 and incorporated herein by reference).
(d)(56)
Stock Option Agreement (650,000 shares) dated November 10, 2010 by and between Gleacher & Company, Inc. and Peter J. McNierney (filed as Exhibit 10.68 to the Company's Annual Report on Form 10-K filed March 15, 2011 and incorporated herein by reference).
(d)(57)
Restricted Stock Units Agreement dated February 15, 2011, by and between Gleacher & Company, Inc. and Patricia Arciero-Craig (filed as Exhibit 10.69 to the Company's Annual Report on Form 10-K filed March 15, 2011 and incorporated herein by reference).
(d)(58)
Restricted Stock Units Agreement dated February 15, 2011, by and between Gleacher & Company, Inc. and Jeffrey Kugler (filed as Exhibit 10.70 to the Company's Annual Report on Form 10-K filed March 15, 2011 and incorporated herein by reference).
(d)(59)
Letter Agreement, dated April 18, 2011, between the Company and Thomas J. Hughes (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 22, 2011 and incorporated herein by reference).
(d)(60)
2007 Incentive Compensation Plan Stock Option Agreement dated May 9, 2011, by and between Gleacher & Company, Inc. and Thomas J. Hughes (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed May 10, 2011 and incorporated herein by reference).
(d)(61)
Inducement Stock Option Agreement dated May 9, 2011, by and between Gleacher & Company, Inc. and Thomas J. Hughes (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed May 10, 2011 and incorporated herein by reference).
(d)(62)
Inducement Restricted Stock Units Agreement dated May 9, 2011, by and between Gleacher & Company, Inc. and Thomas J. Hughes (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed May 10, 2011 and incorporated herein by reference).
(d)(63)
Letter Agreement, dated April 22, 2011, between the Company and Peter J. McNierney (filed as Exhibit 10.5 to the Company's Current Report on Form 8-K filed April 22, 2011 and incorporated herein by reference).
(d)(64)
Letter Agreement, dated July 7, 2011, by and between Gleacher & Company, Inc. and John Griff (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 13, 2011 and incorporated herein by reference).
(d)(65)
2007 Incentive Compensation Plan Stock Option Agreement, dated August 4, 2011, by and between Gleacher & Company, Inc. and John Griff (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed August 8, 2011 and incorporated herein by reference).
(d)(66)
Form of 2003 Non-Employee Directors Stock Plan Restricted Stock Agreement (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed August 8, 2011 and incorporated herein by reference).
(d)(67)	Form of 2003 Non-Employee Directors Stock Plan Option Agreement (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed August 8, 2011 and incorporated herein by reference).
(d)(68)
Letter Agreement between Gleacher & Company, Inc. and Jeffery Kugler, dated August 22, 2011 (filed as Exhibit 10.1 on the Company's Current Report on Form 8-K filed August 22, 2011 and incorporated herein by reference).

Exhibit No.	Description
(d)(69)	Letter Agreement between Broadpoint Gleacher Securities Group, Inc. and Robert Turner, dated March 31, 2010 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 31, 2010 and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed with the Schedule TO on September 14, 2011.

**
Previously filed with Amendment No. 2 on November 3, 2011.

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INTRODUCTION
  Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX